For Immediate Release

RADCOM Wins 3G Network Monitoring System Contract

Major European mobile operator chooses Cellular Performer™ for quality of service monitoring

Tel Aviv, Israel - November 30, 2004 -- RADCOM Ltd. (NASDAQ: RDCM), a leading network test and service monitoring solutions provider, today announced that it has signed a UMTS network and service monitoring solution contract with a major 3G mobile operator in southern Europe. To be deployed by the service provider’s engineering and operations departments, the Cellular Performer system will help smooth their transition from provisioning voice-centric services to provisioning converged services, including voice, data, video, fax, etc. The contract covers seven UMTS service sites and is valued at over $1 million.

“RADCOM is pleased to be the vendor of choice of one of Europe’s leading 3G mobile data service providers. We are proud to provide high-quality solutions and support that help manage quality throughout the network efficiently and cost effectively,” said Hanan Klainer, VP of Sales, RADCOM. “This win is another affirmation of the compelling value proposition RADCOM brings to the highly competitive 3G world.”

About RADCOM
RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions.  For more information, please visit www.RADCOM.com.

Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition.  For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.

RADCOM Contacts:
Hanan Klainer, VP Sales	Avi Zamir, President
RADCOM Ltd.	RADCOM Equipment, Inc.
24 Raoul Wallenberg St.	6 Forest Ave.
Tel Aviv 69719, Israel	Paramus, NJ 07652, USA
Tel: 972-3-6455170	Tel.: 201-518-0033
HananK@RADCOM.com	AviZ@RADCOMUSA.com

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